Exhibit 99.67

RIO ALTO’s GOLD PRODUCTION TOPS 51,000 OUNCES FOR 2011 AND THE COMPANY
CHANGES TRANSFER AGENT

For Immediate Release	January 3, 2012

Rio Alto Mining Limited (“Rio Alto” or the “Company”) (TSXV & BVL: RIO, OTCQX: RIOAF, DB Frankfurt: MS2) is pleased to report that gold production during construction and development of its 100% owned La Arena Gold Mine amounted to 51,398 ounces during 2011. The Company is finalizing a resource estimate to prepare an updated ore reserve and mining plan after which Rio Alto will provide gold production guidance for 2012.

The Company also wishes to announce that the share registrar and transfer agent of the Company has been changed to Computershare Investor Services Inc. of 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9 effective December 31, 2011. In addition, on January 3, 2012, the rights agent under Shareholders’‚ Rights Plan Agreement dated August 26, 2010 has been changed to Computershare Investor Services Inc.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto's SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Anthony Hawkshaw
Director & CFO

FOR FURTHER INFORMATION, CONTACT:

Anthony Hawkshaw, Director & CFO	Alejandra Gomez, Investor Relations
Phone: +51 1 625 9900	Phone: +1 604 628 1401
Phone: +1 778 389 5907	Fax: +1 866 393 4493
Email: tonyh@rioaltomining.com	Email: alejandrag@rioaltomining.com

Web: www.rioaltomining.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts the responsibility for the adequacy or accuracy of this release.